Exhibit 8.1

SUBSIDIARIES OF 4D PHARMA PLC.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
4D Pharma Research Limited	United Kingdom
4D Pharma Leon Sociedad Limitada Unipersonal	Spain
4D Pharma Cork Limited	Ireland
4D Pharma Delaware Incorporated	Delaware
Dolphin Merger Sub Limited	British Virgin Islands